AmBev International Finance Co. Ltd.
Maples Corporate Services Limited
PO Box 309GT
Grand Cayman KY1-1104, Cayman Islands
Companhia de Bebidas das Américas — AmBev
Rua Dr. Renato Paes de Barros
1017, 4o, andar
04530-001 São Paulo, SP, Brazil
February 26, 2009
VIA EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Companhia de Bebidas das Américas — AmBev AmBev International Finance Co. Ltd. Registration Statement on Form F-4 Fiiled September 22, 2008 File Number 333-153609
Dear Mr. Reynolds:
     Companhia de Bebidas das Américas — AmBev, a corporation organized under the laws of Brazil, and AmBev International Finance Co. Ltd., a Cayman Islands exempt company (collectively, the “Registrants”), hereby respectfully request that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Standard Time, on February 26, 2009, or as soon thereafter as practicable.
     In addition, the Registrants hereby acknowledge the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact Hank Michael of Gibson, Dunn & Crutcher LLP, counsel to the Registrants, at (212) 351-4040 with any questions regarding this matter.

Sincerely, AMBEV INTERNATIONAL FINANCE CO. LTD.
By:	/s/ Graham David Staley
	Name:	Graham David Staley
	Title:	Director

By:	/s/ Pedro de Abreu Mariani
	Name:	Pedro de Abreu Mariani
	Title:	Director

COMPANHIA DE BEBIDAS DAS AMÉRICAS — AMBEV
By:	/s/ Pedro de Abreu Mariani
	Name:	Pedro de Abreu Mariani
	Title:	General Counsel

By:	/s/ Nelson José Jamel
	Name:	Nelson José Jamel
	Title:	Chief Financial Officer and Investor Relations Officer